
UpLyft
UpLyft™ Your Life
"CHANGING LIVES AT THE TOUCH OF A BUTTON"

THE PROBLEMS



1

Critical need to safely transfer patients: No current self-transfer method for at-home consumers

2

Healthcare workers suffer more nonfatal occupational injuries than any other field

3

75% of work-related healthcare injuries are linked to lifting
(LiftZero)

4

Back injuries cost the healthcare industry $20 billion each year
(Industrial Safety and Hygiene News)



CURRENT STANDARDS OF CARE



Limitations:

- Caregiver needed
- Physical labor
- Risk of injury
- Patient weight

(scissor lifts 200lb maximum)



Transfer Boards



Log Rolling Systems



Fabric Slings



Lifting Belts



Sit to Stand Lifts



Scissor Lifts



THE SOLUTION: UPLYFT™



Move oneself from bed to wheelchair (or vice versa) in about 1 minute



Can be operated by caregiver via the external push buttons or by oneself with the two centrally positioned joysticks (up/down, left/right)



UPLYFT™ SELF-TRANSFER SYSTEM



- Replaces traditional fabric slings
- Safely eliminates manual lifting or log rolling – **no physical force required**
- Enables a patient to <u>self-transfer</u>
- Easy to operate by patient or caregiver
- An articulated set of powered "finger panels" symmetrically wrap around a patient
- Compatible with existing ceiling hoists and crane systems and their controls



OUR COMPETITIVE ADVANTAGES







Independent self-transfer feature (300lbs+)

- No physical force to lift or remove patient
- Full range of horizontal/vertical transfers
- FDA 510(k) Class II device exemption

- Multi-patented design and utility protection
- Dual operator (caregiver, patient) controls

INTELLECTUAL PROPERTY



- An estate of 21 U.S. and foreign patents in process. Includes utility (9) and design (12)
- <u>12 patents issued (3 U.S. and 9 foreign)</u>
- Utility patents provide primary legal coverage for innovative concept, function, configuration, and specific claims
- Patent Cooperation Treaty (PCT) search found zero applicable prior art

All patents are 100% owned by UpLyft unencumbered and royalty-free.



Finger Panels



Articulating Concept



Actuation/Locking



External Design

MARKET SIZE



TOTAL ADDRESSABLE MARKET (TAM):$19.6 BILLION

- US Households: 3,008,000
- Hospitals: 92,083
- Nursing Homes: 170,581

Total: 3,270,664 beds x $5,995/unit = $19,607,630,680

SERVICEABLE OBTAINABLE MARKET (SOM): $9.8 BILLION

- US Households in Metropolitan Cities: 1,640,810

Total: 1,640,810 beds x $5,995/unit = $9,836,657,112

SERVICEABLE ADDRESSABLE MARKET (SAM): $10.7 BILLION

- US Households in Metropolitan Cities: 1,640,810
- Hospitals in Metropolitan Cities: 50,230
- Nursing Homes in Metropolitan Cities: 93,049

Total: 1,784,088 beds x $5,995/unit = $10,695,611,800



GLOBAL MARKET IS 4X U.S. MARKET

Note: Pricing for industrial-grade UpLyft™ in hospitals and nursing homes expected to garner higher price point (e.g. $19,995)

Please note that projections are not guaranteed.





UPLYFT™ U.S. HOME TARGET MARKET

Total Available Market (TAM)   3,008,000
  Annual Penetration (Analogous Product Adoption)   1.089%

	Annually	
	Units	Sales
Total Home Target Market/yr.	32,757	$196 M
5th Year Capture Goal	12,041	$72 M

INITIAL TARGET: U.S. HOMES



U.S. Home Market Advantages:

- Large, growing market (Home Health)
- Single Decision Maker
- Quick Reach, Awareness & Penetration
- New Product & No Competition
- No Physical Burden (Family/Caregiver)
- Cost Savings vs. Caregiver Cost/Time
- Consumer Financing/Leasing Options



Walk-in Tubs
$2,000 - $8,000
(Plus Installation/Service)



U.S. UPLYFT™ INSTITUTIONAL TARGET MARKET



Total Available Market (TAM)   262,664
(at a ratio of 1 lift per 10 beds)

    Hospitals   92,082 lifts
    Nursing Homes   170,581 lifts

	Annually	
	Units	Sales*
Total Institutional Target Market/yr.	13,133	$78 M
(based on a 10-year replacement life)		
5th Year Capture Goal	5,479	$33 M

*Sales calculations based on $5,995 price point. Institutional healthcare expected to potentially garner higher price (e.g. $19,995) or fall under potential medicare or private payor reimbursement (e.g. potentially ~$12K whereby these sales numbers would double).

Please note that projections are not guaranteed.



REVENUES & PROFIT MARGINS



Revenue Model

- $5,995 List Price
- Financing Available (e.g. $225/month)
- Short-Term Rental Options

Gross Profit

- Cost of Goods Sold = $1,750/unit
- Gross Profit ($6,000 - $1,750 = $4,250)
- Gross Margin > 70%

NOTE: Price point expected to be $19,995+ for institutional healthcare customers for industrial grade extra-wide (e.g. 600 lbs) UpLyft™ system.

Please note that projections are not guaranteed.





PATH TO MARKET





1

Commercial Development with D&K Engineering
- FDA-compliant ISO13485 manufacturing production line build out (3 months)
- 1st batch production run of 20 UpLyft units (2 months)
- Demo sales units installed at homes and healthcare facilities (1 month)
- 2nd batch production run (e.g. 50-100 units) to satisfy ongoing consumer demand



2

Introduction into the Consumer Home Health Market



3

Secondary sales effort for Hospitals/Nursing Homes (large orders)



SET-UP, TRAINING & SUPPORT







1) Customer Support

Call 1-833-753-0666 and a team member will assist you. Website: www.myuplyft.com or Twitter @myuplyft for Q&A. CRM digital infrastructure in place.

2) Set-Up & Training

Our locally based network of advisors will deliver and set-up your equipment, and provide you with on-site training.

3) Financing Available

Call us to inquire about monthly payment plans (subject to credit check approval).



UPLYFT™ PURCHASE FINANCING OPTIONS



UpLyft + Hoist $225/month
   ($10K, 60 months, $1M FMV buyout)

UpLyft (No Hoist) $145/month
   ($6K, 60 months, $1M FMV buyout)

Caregiver - 4 hours/day $1,600/month
   (Weekdays only, $20/hour)

Nursing Home $7,500/month
   (California Average)

 # INSURANCE REIMBURSEMENT

Medicare HCPCS Code E06305 pursued for coverage:

- Electric lifts only;
- The beneficiary requires supine positioning for transfers;
- Capped rental rate of ~$1,000/month!
- Medicare pays 80% of this amount for 13 months ($10,400);
- Sit-to-stand lift just received E06305 coverage in January 2020;
- Insurance attorney specialist to assist with our application to DMEPOS contractor Palmetto GPA. Determination typically made in 3-6 months.



CMS/Medicaid home improvements coverage for Seniors & People w/Disabilities. Limits have been $5K/year.

Private payor coverage should follow if HCPCS code assigned by Medicare.



MANAGEMENT TEAM



Executive Leadership:

- President/CEO, Craig Misrach, 8+ year device CEO (M&A exit), MBA UVA, CPA.
- Founder/CTO, Anton Simson, BS MS & PhD MIT, MBA Wharton
- V.P. Engineering, Todd Simson, BS MIT
- Sales Director, Mark Bentley, BA PLNU
- V.P. Marketing, Kelly Jensen, BA MBA Harvard FDA/CE.
- Marketing Associate, Bria d'Amours, MBA Candidate ('21) USD

Contract Engineering & Manufacturing:

D&K Engineering, Inc.

15890 Bernardo Center Dr., San Diego, CA 92127



Craig Misrach
President & CEO



Anton Simson
Founder & CTO



CAPITAL RAISE & USE OF FUNDS

$1M Use of Funds:

- $750K – FDA Compliant Manufacturing Line Build Out (6 months)
- $250K – Sales & Marketing
  - Digital Marketing & E-Commerce for Direct-to-Consumer Sales (primary)
  - Traditional Marketing to Institutional HealthCare Facilities (secondary) for bulk purchase orders of industrial grade UpLyft™ at ~$20K price point



UpLyft plans to augment its Q3:20 crowdfunding campaign with additional angel/seed investments to scale marketing/sales activities.



DIGITAL MARKETING STRATEGY (UNDERWAY)

UpLyft

Website taking pre-orders, customer support, product information

Email Marketing
- Leverage of existing networks
- Outreach to acquire new potential customer base



Social Media

- Paid advertising on Facebook (106,000 views, 2514 website visits) & Instagram
- 2 Twitter accounts: @MyUpLyft (consumers), @UpLyftHealth (healthcare)
- Partnerships with influencers in the mobility/healthcare industry

Promotions, Investor Perks, & "Give an UpLyft" Campaign

CONSUMER MARKETING STRATEGY (YEARS 2-5)



In-Home TV Media (DRTV)
- Nationally Reputable Media Buyer
- Select Metropolitan Areas (then national)

Robust E-Commerce + Digital Marketing Platform
- Coordinated with DRTV media outlets and our Customer Service Center
- Digital sales funnel to www.myuplyft.com
- Social Strategies (Facebook, Instagram)
- Digital paid advertising

Nurse & Caregiver Awareness
- Direct-to-consumer digital marketing
- Target marketing to Home Care Organizations, Nurse/Caregiver Staffing Companies, and Nurse School/Training

Acorn StairLifts
(gold-standard benchmark comparable)



2019 Financial Information
Revenue - $280M
DRTV Advertising Expense - $35M
EBITDA/Profit - $26M + Dividends $25M
71,000 units sold in the year
~$4K sales price / unit



FINANCIAL PROJECTIONS



Management's Projections as of June 30, 2020

Income Statement						
			Projected			
USD	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Units Sold	75	1,213	7,900	12,640	18,960	26,544
Revenue	$449,625	$7,271,935	$47,360,500	$75,776,800	$113,665,200	$159,131,280
Growth		1517%	551%	60%	50%	40%
Total COGS	$131,250	$2,206,750	$11,850,000	$18,012,000	$24,174,000	$31,852,800
% of Sales	29%	30%	25%	24%	21%	20%
Gross Profit	$318,375	$5,065,185	$35,510,500	$57,764,800	$89,491,200	$127,278,480
Margin	71%	70%	75%	76%	79%	80%
Operating Expenses						
Sales & Marketing	$228,194	$3,270,411	$27,152,460	$40,902,050	$61,838,115	$86,352,518
% of Sales	51%	45%	57%	54%	54%	54%
General & Administrative	$322,825	$1,220,950	$2,082,580	$3,355,692	$4,255,498	$5,484,035
% of Sales						
Research & Development	$1,161,640	$216,250	$2,011,000	$3,135,733	$4,519,667	$5,300,944
% of Sales						
Total Expenses	$1,712,659	$4,707,611	$31,246,040	$47,393,475	$70,613,280	$97,137,497
% of Sales	381%	65%	66%	63%	62%	61%
Operating Income	$1,394,284	$357,574	$4,264,460	$10,371,325	$18,877,920	$30,140,983
Operating Income as % of Sales		5%	9%	14%	17%	19%

Please note that projections are not guaranteed.

PROTOTYPE 7.0







To restore independence to those who suffer from mobility challenges and best protect caregivers from encountering patient lifting injuries.



UpLyft's Mission Statement


Thank You

PRESIDENT, CEO & BOARD MEMBER





Craig H. Misrach

Craig Misrach is the President & Chief Executive Officer of UpLyft. Mr. Misrach is a 20+ year business executive with escalating levels of C-level experience throughout his career. From 2006 2014, Mr. Misrach was the Founder, Chairman & CEO of Freedom Meditech, Inc. a diabetes medical device company he led from concept through FDA 510(k) clearance and global commercialization. Freedom Meditech completed a cross border M&A sale in November 2016 to Sinocare, LTD after Mr. Misrach had helped secure ~$15M in Series A-C Financings for the company. From 2004-2006 Mr. Misrach was the President & COO of EyeChem, a start-up ophthalmic diabetes medical device company he led while obtaining his full-time MBA from the Darden School of Business at the University of Virginia. Prior to EyeChem, Mr. Misrach was the Controller for Silvergate Bank where he was responsible for $500M in assets and primary financial reporting responsibility to executive management. Mr. Misrach is an active CPA in the State of California and started his career at Deloitte & Touche, where he audited various middle market businesses and assisted in the preparation of S-1, 10K, and 10Q filings for public companies.

FOUNDER & CHIEF TECHNICAL OFFICER



Anton Simson



Anton Simson is Founder and Chief Technology Officer for UpLyft. Anton has worked for 35 years in the aerospace industry at General Dynamics, McDonnell Douglas, L3, and then as a private consultant. His experience includes Small ICBM program manager, Director of Planning for Astronautics Div. , and VP of Programs at McDonnell Douglas Technology Incorporated. He is an successful inventor with multiple diverse patents. He has started and lead several successful commercial product companies. His entire professional career has been involved with the invention, engineering, and management of advanced technology programs. Anton has a triple degree in BS, MS, and PhD from MIT and an MBA from Wharton.

D&K ENGINEERING, INC.







Purposefully Designed

- Proven business and technical processes that accelerate the time to market for high innovation hardware based products.

Top-tier Engineering and Innovation Talent

- Multi-disciplinary R&D centers with extensive domain expertise with over 500 patents issued on behalf of our clients.

End-to-End Commercialization Solutions

- A complete set of services from design to manufacturing to after market services that allow us to partner with clients at any stage in the product commercialization process.

Best Business Outcomes

- We have had the privilege of partnering with our clients on over 600 successful product realization journeys that resulted in 100's of profitable lines of business.

Compliant and Flexible Management Process

- D&K proprietary Lean Product Realization Process™ for design and manufacturing, tailored to individual programs.

VP ENGINEERING/ MANUFACTURING



Todd Simson



Todd has worked for 25 years in new product design and manufacturing. He was the production design engineer for Diversified Vending Corporation and the chief engineer for Multi-Max Corporation. At Multi-Max, in addition to leading engineering activities, he set up in-house production for key components and was in charge of all production. He is a successful inventor with multiple patents in the field of electro-mechanical equipment. Todd's engineering and production experience includes extensive QA responsibility on new products. Todd will manage the engineering and manufacturing of the UpLyft and oversee the production engineering and production subcontract. Todd has a BS in mechanical engineering from MIT.



NEW LAWS,
NEW SOLUTIONS



- Recent laws require new transfer approaches to protect healthcare workers
- California AB1136, 1/1/2012 "The Hospital Patient and Health Care Worker Injury Protection Act" requires replacing manual lifting
- Similar legislation has already been enacted in Europe and eleven other US states



MARKET SEGMENTS BY WEIGHT & AGE





VP MARKETING





Kelly Jensen

TKelly Jensen is a management consultant and business leader with over 30 years of experience introducing new technologies and management practices in high technology, application software, manufacturing, government, and health care. As a business leader, Mr. Jensen's roles have included General Manager/CEO and VP level assignments in operations, marketing, and sales. His experience includes both large firms (Baxter Healthcare, Pitney Bowes, IBM, and PricewaterhouseCoopers) and entrepreneurial ventures. As owner of durable medical equipment vendor Northwest Medical Supplies, Mr. Jensen experienced the challenges of patient transfer for both patients and caregivers and eagerly supported the early develop efforts UpLyft. Mr. Jensen's credentials include a BA from Harvard University, an MBA from Harvard Business School, and various professional certifications.



DIRECTOR OF SALES

Mark Bentley



Mark Bentley serves as Director of Sales for UpLyft. Mark successfully owned and operated a vending company for 12 years and has over 18 years of industry experience. As an industry veteran, Mark enjoys building relationships with customers and business partners. Mark believes that trust is the foundation that leads to long-term success. Hailing from San Diego where the weather doesn't change much, he enjoys traveling and working with operators across North America. Mark attended Point Loma Nazarene University (PLNU) in San Diego California and studied Business Administration. Mark attended PLNU under a soccer scholarship and during his time at PLNU he started the North County Soccer Park which he owned and operated successfully for 17 years.



PROJECTED 5TH YEAR US SLING SALES & REVENUE

Sling Type	Units Sold	Revenue
UpLyft	17,919	$106,015,560
Scissor Sling	7,388	$13,298,400
Fabric Sling	177,081	$51,626,786
Total	202,388	$170,940,746

Please note that projections are not guaranteed.

PROJECTED 5TH YEAR UPLYFT MARKET SEGMENTS



Home General Care (65-100)	7,700
Skilled Nursing Facilities (65-100)	3,412
General Hospital Mobility (15-80)	1,842
Home SCI Paraplegic (20-45)	1,508
Home General Care (15-60)	1,470
Home SCI Quadriplegic (20-45)	1,363
Bariatric Surgery Centers (30-70)	225
Total Annual Body Lift Unit Sales	**17,919**

Please note that projections are not guaranteed.



MARKET DATA SOURCES

- U.S. Census Bureau "Americans With Disabilities: 2010"
- American Hospital Association, "Fast Facts" (Beds x Lifts/Bed)
- U.S. Dept. of Health & Human Services "Long Term Care Providers" (Beds x Lifts/Bed)
- Global Information Market Research Report "Patient Handling Equipment Market"



"CHANGING LIVES AT THE TOUCH OF A BUTTON"

Craig Misrach
President & CEO
3915 Falcon St
San Diego, CA 92103
(619)-846-6666
Craig@uplyfthealth.com